SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K


(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2004

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             C&D TECHNOLOGIES, INC.
                             1400 UNION MEETING ROAD
                               BLUE BELL, PA 19422

C&D Technologies
Savings Plan
Financial Statements
December 31, 2004 and 2003 and
Supplemental Schedule
December 31, 2004

C&D Technologies Savings Plan
Index
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to Financial Statements................................................4-8

Supplemental Schedule

Schedule H, Line 4i* - Schedule of Assets (Held at End of Year)................9



* Refers to item numbers in  Form 5500 (Annual Return/Report of Employee Benefit
  Plan) for the plan year ended December 31, 2004.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator
of the C&D Technologies Savings Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the C&D Technologies Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
-------------------------------
Philadelphia, Pennsylvania
June 24, 2005

C&D Technologies Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------



                                                 2004              2003
Assets
Investments                                   $41,887,995       $38,347,445
Contributions receivable
   Participant                                         --            85,156
   Employer                                       285,064           928,249
Receivable for investments sold                    27,022             2,597
                                               ----------        ----------
           Total assets                        42,200,081        39,363,447
                                               ----------        ----------
Liabilities
Payable for investments purchased                      --             2,459
Accrued liabilities                                18,876            20,317
                                               ----------        ----------
           Total liabilities                       18,876            22,776
                                               ----------        ----------
Net assets available for benefits             $42,181,205       $39,340,671
                                               ==========        ==========


   The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
--------------------------------------------------------------------------------


                                                       2004              2003
Additions
Net appreciation in fair value of investments      $ 1,849,187       $ 5,095,166
Interest income                                         42,012            38,705
Dividend income                                      1,121,724           787,641
Employer contributions                               1,182,935         1,590,491
Participant contributions                            2,516,508         2,413,460
Roll-over contributions                                360,735           117,935
                                                    ----------        ----------
           Total additions                           7,073,101        10,043,398
                                                    ----------        ----------
Deductions
Benefits paid to participants                        4,176,650         3,422,716
Administrative expenses                                 55,917            63,913
                                                    ----------        ----------
           Total deductions                          4,232,567         3,486,629
                                                    ----------        ----------
           Net increase                              2,840,534         6,556,769
Net assets available for benefits
   Beginning of year                                39,340,671        32,783,902
                                                    ----------        ----------
   End of year                                     $42,181,205       $39,340,671
                                                    ==========        ==========



   The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

1.   Description of Plan

     General
     The following description of the C&D Technologies Savings Plan ("the Plan") provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the "Company") are eligible to participate with the condition that salaried and hourly employees, whose terms and conditions of employment are governed by a collective bargaining agreement, are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

     Employee Contributions
     The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 50% subject to limitations of the plan provisions. Participants may make voluntary after-tax contributions ranging from 1% to 10% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers 20 mutual funds, 1 common/collective trust and the common stock of the Company as investment options for participants.

     Employer Contributions: Salaried Participants
     The Company may elect to make matching contributions to the salaried participants' Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2004 and 2003, the Company matched 50% of the salaried participants' matchable contribution. This matching company contribution is invested according to the participant's allocations. Additionally, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant's annual compensation. The Company did not make a profit sharing contribution to salaried participants for the plan year ended December 31, 2004. For the Plan year ended December 31, 2003, the Company made a profit sharing contribution of 3% of the participant's annual compensation for certain salaried employees. For those salaried participants who have not attained age 50 as of the end of the Plan year, 50% of this profit sharing contribution is invested according to the participant's allocation, with the remaining 50% invested in the common stock of the Company. For those salaried participants who have attained age 50 as of the end of the Plan year, 100% of this profit sharing contribution is invested according to the participant's allocation. All salaried participants who have attained age 50 by the end of the Plan year have the ability to transfer any portion of their account invested in Company common stock to other investment options.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

     Employer Contributions: Hourly Participants
     The Company makes a mandatory hourly profit sharing contribution on behalf of each eligible hourly employee equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

     Years of                                           % of
     Vesting Service                                Compensation

     0-5                                                2.5%
     6-10                                               3.0%
     11-20                                              3.5%
     21 and greater                                     4.5%


     For those hourly participants who have not attained age 50 by the end of the Plan year, a portion of this profit sharing contribution equal to 0.5% of the participant's annual compensation is invested in the Company common stock, with the remainder of the contribution invested according to the participant's allocation. For those hourly participants who have attained age 50 as of the end of the Plan year, 100% of the profit sharing contribution is invested according to the participant's allocation. All hourly participants who have attained age 50 by the end of the Plan year have the ability to transfer any portion of their account invested in Company common stock to other investment options.

     Additional employer contributions may be made for hourly participants based on the discretion of the Board of Directors. Hourly participants are eligible to receive these discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year.

     Participant Accounts
     Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant's vested account.

     Vesting
     Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. A salaried participant is 100% vested after three years of service as defined in the Plan. An hourly participant is 100% vested after five years of service as defined in the Plan. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive 1-year breaks-in-service following a participant's termination of employment.

     Forfeitures
     At December 31, 2004 and 2003, forfeited nonvested accounts totaled $49,526 and $31,032, respectively. These accounts are used to reduce Company payments of future employer contributions and/or Plan expenses. In Plan year 2004, Plan expenses of $50,134 were funded from forfeitures. In Plan year 2003, employer contributions of $134,837 and Plan expenses of $37,396 were funded from forfeitures.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

     Payment of Benefits
     At the election of the participant, participant benefit payments resulting from termination of employment, death, disability or retirement are distributed in a lump sum amount in cash equal to the value of the participant's vested interest in his or her account. However, participants who have terminated service with the Company and have vested accounts valued at less than $5,000 are paid a lump sum distribution which may be directly paid to the participant or paid as direct rollover payment to an IRA or another plan.

     Participant Loans
     Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at rates commensurate with local prevailing rates.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at unit value. The C&D Technologies Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

     Expenses
     Certain administrative expenses are paid by the Company.

     Use of Estimates
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Payment of Benefits
     Benefits are recorded when paid.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

3.   Investments

     The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                2004               2003

     Fidelity Managed Income Portfolio, 7,020,465 and 6,664,814
      shares, respectively                                                   $7,202,465         $6,664,814
     Fidelity Magellan Fund, 63,960 and 71,670 shares, respectively           6,638,376          7,005,060
     Fidelity Growth & Income Fund, 154,946 and 154,108 shares,
      respectively                                                            5,920,501          5,490,882
     Fidelity Low-Priced Stock Fund, 110,670 and 94,502 shares                4,454,482          3,305,666
     C&D Technologies Stock Fund, 197,140 and 184,237 units
      respectively*                                                           3,513,018 *        3,668,525 *
     Fidelity Puritan Fund, 122,915 and 108,924 shares, respectively          2,329,241          2,011,833
     Fidelity Spartan U.S. Equity Index Fund, 48,565 and
      50,191 shares, respectively                                             2,081,499          1,978,040


     *Includes nonparticipant-directed amounts


     During 2004 and 2003, the Plan's investments appreciated (depreciated) in value as follows:


                                                 2004               2003

     Mutual Funds                             $2,180,356         $4,685,499
     Common stock                               (331,169)           409,667
                                               ---------          ---------
                                              $1,849,187         $5,095,166
                                               =========          =========


4.   Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                          2004           2003
     Net assets
      Company common stock                              $510,785       $591,961
                                                         =======        =======

                                                          2004           2003
     Changes in net assets
      Employer contributions                            $     --       $191,756
      Net appreciation (depreciation) in fair value      (35,636)        72,623
      Dividend income                                      4,132          2,648
      Interest income                                      6,006             --
      Benefits paid to participants                      (55,678)       (18,554)
      Administrative expenses                                 --           (978)
                                                         -------        -------
           Net increase (decrease)                      $(81,176)      $247,495
                                                         =======        =======

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   Plan Tax Status

     The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Co. ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the recordkeeping and trustee services amounted to $55,917 for the year ended December 31, 2004.

     The Plan is interpreted, administered and operated by a committee which in Plan year 2004 was comprised of the Company's Vice President, Finance & Chief Financial Officer, Vice President of Human Resources, Vice President & Treasurer, Director of Labor and Employment, and Deputy General Counsel. During the years ended December 31, 2004 and 2003, the Company paid administrative expenses of $19,851 and $24,667, respectively, on behalf of the Plan.

     During 2004 and 2003, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $990,137 and $2,752,665, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $835,676 and $2,072,558, respectively.

8.   Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

     The Company allows participants to invest in the company's stock and requires that a portion of the company profit sharing contribution be invested in company stock for those participants that have not attained age
     50. The quoted market price of the Company's stock has declined from $17.04 per share on December 31, 2004 to $8.68 on June 24, 2004, the date of this report.

                              Supplemental Schedule

C&D Technologies Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
--------------------------------------------------------------------------------

                                             Description of Investment                                      % of
Identity of Issue                                Rate of Interest               Cost        Fair Value      Total

*Fidelity Managed Income Portfolio         Registered Investment Company                    $ 7,020,465     16.8%
*Fidelity Magellan Fund                    Registered Investment Company                      6,638,376     15.8%
*Fidelity Growth & Income Fund             Registered Investment Company                      5,920,501     14.1%
*Fidelity Low-Priced Stock Fund            Registered Investment Company                      4,454,482     10.6%
*Fidelity Puritan Fund                     Registered Investment Company                      2,329,241      5.6%
*Fidelity Spartan U.S. Equity Index Fund   Registered Investment Company                      2,081,499      5.0%
*Fidelity Diversified International Fund   Registered Investment Company                      2,056,900      4.9%
*Fidelity Freedom 2020 Fund                Registered Investment Company                      1,259,537      3.0%
*Fidelity Freedom 2010 Fund                Registered Investment Company                      1,110,057      2.7%
*Fidelity Freedom 2030 Fund                Registered Investment Company                        764,825      1.8%
*Fidelity Government Income Fund           Registered Investment Company                        601,724      1.4%
*Fidelity Freedom 2000 Fund                Registered Investment Company                        309,040      0.7%
*Fidelity Mid Cap Stock Fund               Registered Investment Company                        283,855      0.7%
*Fidelity Freedom Income Fund              Registered Investment Company                        257,718      0.6%
*Fidelity Blue Chip Fund                   Registered Investment Company                        152,194      0.4%
*Fidelity Freedom 2040 Fund                Registered Investment Company                         25,265      0.1%
*C&D Technologies, Inc. Common Stock       Common Stock                       $3,671,502      3,513,018      8.4%
 Morgan Stanley Institutional Fund Trust
  Fixed Income Portfolio                   Registered Investment Company                      1,504,741      3.6%
 Janus Midcap Value Fund                   Registered Investment Company                        470,264      1.1%
 Oakmark Fund Class I                      Registered Investment Company                        330,334      0.8%
 Morgan Stanley Institutional
  Small Company Growth B Fund              Registered Investment Company                        232,566      0.6%
 Munder Small Cap Value A Fund             Registered Investment Company                         91,855      0.2%
 Participant Loans                         Interest, 6-11.5%, maturity
                                           of 1-6 years                                         479,538      1.1%
                                                                                             ----------
           Total investments                                                                $41,887,995
                                                                                             ==========


*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     C&D Technologies Savings Plan



Date: June 27, 2005                  By: /s/ Stephen E. Markert, Jr.
                                         -----------------------------------
                                             Stephen E. Markert, Jr.
                                             Vice President, Finance & Chief
                                             Financial Officer
                                             (C&D Technologies Pension
                                             Administration Committee, Plan
                                             Administrator)

                                 EXHIBIT INDEX

     23.  Consent of Independent Registered Public Accounting Firm